Exhibit 99.21

(A Development Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

For the three and six months ended November 30, 2010

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED BALANCE SHEETS
(Unaudited)

	November 30,	May 31,
	2010	2010
		(restated – Note 2)
Assets
Current
Cash	$15,620,634	$5,677,030
Receivables	125,385	88,124
Subscriptions receivable	253,500	608,060
Promissory note receivable (Note 7)	121,603	121,603
Prepaid expenses	88,600	164,442

	16,209,722	6,659,259

Deferred financing costs	-	24,965
Equipment (Note 6)	316,896	271,302
Mineral properties (Note 7)	-	-
Investment in La Arena S.A. (Note 8)	38,764,013	20,795,584

Total Assets	$55,290,631	$27,751,110

Liabilities and Shareholders’ Equity
Current
Accounts payable and accrued liabilities	$770,284	$524,668
Due to related parties (Note 10)	-	75,392
Deferred revenue (Note 9)	394,844	-
	1,165,128	600,060
Future income taxes	2,642,326	2,642,326
Deferred revenue (Note 9)	2,086,055	-
Derivative liability (Note 9)	2,573,101	-

	8,466,610	3,242,386

Shareholders' equity
Capital stock (Note 12)	66,436,639	42,524,047
Common share subscription receipts	1,316,250	-
Contributed surplus (Note 12)	3,671,818	2,631,040
Deficit	(24,600,686)	(20,646,363)

	46,824,021	24,508,724

Total Liabilities and Shareholders’ Equity	$55,290,631	$27,751,110

Nature of business and continuance of operations (Note 3)
Commitments (Note 15)
Subsequent events (Note 17)

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009

General and administrative expenses
Administration fees	$(6,351)	$17,863	$ 47,531	$44,541
Accounting and audit	152,039	58,547	154,200	70,647
Amortization	15,676	10,483	28,090	19,482
Consulting	62,426	7,874	72,591	7,368
Directors’ fees	41,391	16,075	80,832	26,954
Exploration expenses	36,088	10,889	36,512	25,296
Insurance	2,588	-	2,588	10,795
Investor relations and promotion	110,671	227,737	180,675	256,520
Foreign exchange (gain) loss	(6,254)	66,884	(6,615)	129,684
Management fees	162,453	255,098	626,697	418,841
Office and miscellaneous	152,655	20,092	231,996	28,401
Legal fees	78,501	105,870	130,043	107,745
Regulatory and transfer agent fees	25,823	9,557	70,113	20,416
Rent and utilities	42,946	27,123	70,609	44,120
Stock-based compensation (Note 12)	1,006,972	23,275	1,040,778	372,639
Travel	125,700	29,784	178,022	48,444

Loss before other items	(2,003,324)	(887,151)	(2,944,662)	(1,631,893)

Other items
Interest income	5,419	2,434	5,856	6,659
Costs relating to gold pre-payment (Note 9)	(1,015,517)	-	(1,015,517)	-

Net loss and comprehensive loss for the period	(3,013,422)	(884,717)	(3,954,323)	(1,625,234)

Deficit, beginning of the period	(21,587,264)	(7,971,803)	(20,646,363)	(7,231,286)

Deficit, end of the period	$(24,600,686)	$(8,856,520)	$(24,600,686)	$(8,856,520)

Basic and diluted loss per common share	$(0.02)	$(0.01)	$(0.03)	$(0.02)

Weighted average number of common shares outstanding	122,046,795	75,743,368	120,211,332	71,037,397

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	For the three	For the three	For the six	For the six
	months ended	months ended	months ended	months ended
	November 30,	November 30,	November 30,	November 30,
	2010	2009	2010	2009
		(restated – Note 2)		(restated – Note 2)

OPERATING ACTIVITIES
Loss for the period	$(3,013,422)	$(884,717)	$(3,954,323)	$(1,625,234)
Items not affecting cash:
Amortization	15,676	10,483	28,090	19,482
Stock-based compensation	1,006,972	23,275	1,040,778	372,639
Costs relating to gold pre-payment	1,015,517	-	1,015,517	-
Changes in non-cash working capital items
Decrease in receivables	(268,147)	(4,066)	317,299	71,496
Decrease (increase) in prepaid expenses	2,189	(13,991)	75,843	(155,633)
Decrease in deferred financing costs	47,706	-	24,965	-
Increase in value added tax receivable (Note 8)	-	(112,480)	-	(169,015)
Increase (decrease) in accounts payable and accrued liabilities	316,092	(175,869)	245,615	(563,572)
Decrease (increase) in due to related parties	(55,021)	73	(75,392)	(178,045)

Net cash used in operating activities	(932,438)	(1,157,292)	(1,281,608)	(2,227,882)

FINANCING ACTIVITIES
Proceeds from issuing share capital	17,980,721	6,137,974	25,814,220	6,137,974
Proceeds from gold prepayment	5,054,000	-	5,054,000	-
Costs relating to gold pre-payment	(1,015,517)	-	(1,015,517)	-
Share issue costs	(42,738)	(461,785)	(585,379)	(527,885)

Net cash provided by financing activities	21,976,466	5,676,189	29,267,324	5,610,089

INVESTING ACTIVITIES
Purchase of equipment	(28,404)	(76,547)	(73,684)	(132,360)
Cash acquired in RAML asset acquisition	-	-	-	1,547,433
Mineral property expenditures	-	(124,392)	-	(349,150)
Investment in La Arena S.A.	(10,243,860)	(1,791,134)	(17,968,429)	(3,121,999)

Net cash used in investing activities	(10,272,264)	(1,992,073)	(18,042,113)	(2,056,076)

Increase in cash during the period	10,771,764	2,526,824	9,943,604	1,326,131
Cash, beginning of the period	4,848,870	4,501,968	5,677,030	5,702,661

Cash, end of the period	$15,620,634	$7,028,792	$15,620,634	$7,028,792

Supplemental cash flow disclosure (Note 16)

Income taxes paid	$-	$-	$-	$-

Interest paid	$-	$-	$-	$-

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
INTERIM CONSOLIDATED STATEMENTS of SHAREHLODERS’ EQUITY As at November 30, 2010
(Unaudited)

			Common
			Share
	Common Shares		Subscription	Contributed		Comprehensive
	Shares	Amount	Receipts	Surplus	Deficit	Income (loss)	Total

Balance, May 31, 2009	40,407,013	$20,008,292	$-	$1,745,906	$(7,231,286)	$-	$14,522,912

Shares issued on RAML asset acquisition	35,143,411	7,028,682	-	-	-	-	7,028,682

Fair value of warrants issued on asset acquisition of RAML	-	-	-	492,987	-	-	492,987

Shares issued for private placements	28,399,566	14,589,281	-	-	-	-	14,589,281

Share issue costs related to private placements	-	(1,056,091)	-	-	-	-	(1,056,091)

Shares issued on conversion of warrants	3,582,585	1,758,740	-	(11,242)	-	-	1,747,498

Shares issued on exercise of options	503,000	195,143	-	(71,393)	-	-	123,750

Stock-based compensation	-	-	-	474,782	-	-	474,782

Net loss for the year	-	-	-	-	(13,415,077)	-	(13,415,077)

Balance, May 31, 2010	108,035,575	42,524,047	-	2,631,040	(20,646,363)	-	24,508,724

Shares issued for private placements	10,200,000	7,752,000	-	-	-	-	7,752,000

Share issue costs related to private placements	-	(542,641)	-	-	-	-	(542,641)

Shares issued on conversion of warrants	157,500	31,500	-	-	-	-	31,500

Shares issued on exercise of options	150,000	50,000	-	-	-	-	50,000

Stock-based compensation	-	-	-	33,806	-	-	33,806

Net loss for the period	-	-	-	-	(940,901)	-	(940,901)

Balance, August 31, 2010	118,543,075	49,814,906	-	2,664,846	(21,587,264)	-	30,892,488

Shares issued for private placements	7,626,575	12,812,646	-	-	-	-	12,812,646

Share issue costs related to private placements	-	(42,738)	-	-	-	-	(42,738)

Shares issued on conversion of warrants	4,677,558	3,468,325	-	-	-	-	3,468,325

Shares issued on exercise of options	1,315,000	383,500	-	-	-	-	383,500

Common share subscription receipts	-	-	1,316,250	-	-	-	1,316,250

Stock-based compensation	-	-	-	1,006,972	-	-	1,006,972

Net loss for the period	-	-	-	-	(3,013,422)	-	(3,013,422)

Balance, November 30, 2010	132,162,208	$66,436,639	$1,316,250	$3,671,818	$(24,600,686)	$-	$46,824,021

See accompanying notes to the consolidated financial statements

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

1.	BASIS OF PRESENTATION

Rio Alto Mining Limited, formerly Mexican Silver Mines Ltd., (the "Company"), was primarily engaged in the acquisition and exploration of mineral properties in Mexico. On June 25, 2009, the Company acquired Rio Alto Mining Limited (“RAML”), a company primarily engaged in the development of the La Arena gold oxide/copper - gold porphyry project, in Peru, and changed its name to Rio Alto Mining Limited. These interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Mexican Silver Mines (Guernsey) Limited (“MSM Guernsey”), located in Guernsey and Rio Alto S.A.C. located in Peru.

These interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles (“CGAAP”) on a comparative and consistent basis.

2.	RESTATEMENT

The Company has restated its consolidated balance as at May 31, 2010 to reflect the equity method of accounting for its investment in La Arena S.A. (“La Arena”) (Note 8). Effective June 2009 and pursuant to the terms of the Option and Earn-In Right Purchase Agreement (“the Agreement”), the Company is responsible for the management and administration of La Arena and as such management has determined that the Company had significant influence over the strategic operating, investing and financing policies of La Arena since the inception of the Agreement and as such, this investment should be accounted for using the equity method.

Since at May 31, 2010 the Company had the ability to significantly influence the strategic operating, financing and investing policies of La Arena, this investment should have been accounted for using the equity method rather than as an investment in mineral properties. The May 31, 2010 consolidated balance sheet and consolidated statement of cash flows have been restated to report costs relating to La Arena as an investment in or an increase in the Company’s investment in La Arena as opposed to capitalized mineral property costs. The results of the restatements are as follows:

Balance sheet
May 31, 2010	Before restatement	After restatement

Mineral properties	20,795,584	-
Investment in La Arena	-	20,795,584

Statement of Cash Flows
For the six months ended November 30, 2010	Before restatement	After restatement

Investing Activities

Mineral property expenditures	(17,968,429)	-
Investment in La Arena	-	(17,968,429)

Statement of Cash Flows
For the three months ended November 30, 2009	Before restatement	After restatement

Investing Activities

Mineral property expenditures	(1,915,526)	(124,392)
Investment in La Arena	-	(1,791,134)

Statement of Cash Flows
For the six months ended November 30, 2009	Before restatement	After restatement

Investing Activities

Mineral property expenditures	(3,471,149)	(349,150)
Investment in La Arena	-	(3,121,999)

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

2.	RESTATEMENT (cont’d…)

The restatement did not result in any change to the consolidated statements of operations and comprehensive loss and deficit nor to the consolidated statements of shareholders’ equity for the year ended May 31, 2010.

3.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

The Company is in the development stage and has not generated any significant revenues.

These consolidated financial statements have been prepared on the assumption that the Company will realize its assets and discharge its liabilities in the normal course of business operations. At November 30, 2010, the Company had $15,044,594 of working capital (May 31, 2010 - $6,059,199) and a deficit of $24,600,686 (May 31, 2010 - $20,646,363). The Company’s ability to continue as a going concern and the recoverability of the amounts comprising investment in La Arena are dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain necessary financing to successfully complete its development activities and upon future profitable production from or the sale of its mineral property interests. Although there are no assurances that the Company will be able to obtain additional financing, during the six months ended November 30, 2010 the Company received funds from private placements of its common shares of $20,564,646 and entered into an agreement for a US$25 million gold prepayment (as discussed in Note 9). Subsequent to November 30, 2010 the Company entered into an agreement for a private placement of its common shares for $50 million with an underwriters’ option to increase the total to $57.5 million (as discussed in Note 17 (e)). Should the Company be unable to realize its assets or discharge its liabilities in the normal course of business, the net realizable value of its assets may be materially less than the amounts recorded in the consolidated financial statements. These consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management pursues relationships and alliances with financial, exploration and mining entities in order to attract additional sources of funds or other transactions that would assure the continuance of the Company’s operations.

4.	SIGNIFICANT ACCOUNTING POLICIES

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with CGAAP. Management makes various estimates and assumptions in determining the reported amounts of assets and liabilities, revenues and expenses for each year presented, and in the disclosure of commitments and contingencies. Changes in estimates and assumptions will occur based on the passage of time and the occurrence of future events. The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended May 31, 2010 as they do not contain all disclosures required by Canadian GAAP for annual financial statements. This summary of significant accounting policies is a description of the accounting methods and practices that have been used in the preparation of these unaudited interim consolidated financial statements and is presented to assist the reader in interpreting the statements contained herein.

Estimates

The preparation of financial statements in accordance with CGAAP requires management to make estimates and assumptions that affect the amounts reported in the accounts and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues, expenses, gains and losses. Actual results could differ from such estimates. Significant accounts that require estimates as the basis for determining the stated amounts include receivables, value added tax receivable, investment in La Arena, stock-based compensation, future income taxes, derivative liability and allocation of purchase price.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Principles of consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

Equipment

Equipment is recorded at cost less accumulated amortization. Amortization is recorded on a straight-line basis at the following annual rates:

Automobiles	20% - 30%
Computer equipment and office equipment	10% - 30%
Other	20%

Loss per share

Basic loss per common share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the financial reporting period.

Diluted earnings (loss) per share is calculated by the treasury stock method which adjusts the weighted average number of shares for the dilutive effect of options and warrants. The computation of diluted loss per share assumes the conversion, exercise or contingent issuance of securities only when such conversion would have a dilutive effect on earnings. Under the treasury stock method it is assumed that outstanding options, warrants and similar items are exercised or converted into shares and that the proceeds that would be realized upon such exercise or conversion are used to purchase common shares at the average market price per share during the relevant financial reporting period. Diluted loss per share is not presented separately from basic loss per share because the conversion of outstanding potentially dilutive instruments would be anti-dilutive.

Deferred financing costs

Deferred financing costs consist of all direct costs incurred to obtain financing.

Mineral properties and evaluation costs

Interests in mineral properties and areas of geological interest are recorded at cost. All direct costs relating to the acquisition and development of these interests are deferred on the basis of specific claims or area of interest until the properties they relate to are placed into production, divested, surrendered, abandoned or deemed to be impaired. Deferred mineral property and development costs include cash consideration paid, the assigned or fair value of any share or other non-cash consideration paid and the evaluation costs incurred. The recorded amount of deferred costs may not reflect recoverable value, which is dependent on development programs, the nature of mineral deposit, commodity prices and the Company’s ability to obtain adequate funding to bring its projects into production. Once a property is placed into production deferred costs will be amortized on a units of production basis over the expected life of the property’s reserves. Revenues from the sale of any mineral properties will be credited against related deferred costs with any residual amounts recognized as a gain or loss. Deferred costs relating to property interests that are surrendered or abandoned will be written off and recognized in the determination of income.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

The validity of title to mining property interests involves certain uncertainties such as the risk due to the difficulty of determining the ownership of claims as well as the potential for conflicts to arise due to ambiguous title conveyancing history characteristic of many mining properties. In accordance with industry practice the Company has investigated rights of ownership of all of the mineral licences in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, such investigations may not provide a guarantee of title. Mineral licences may be subject to prior claims, agreements or transfers and rights of ownership may be affected by undetected defects. Mineral property interests are reviewed for impairment at each financial statement preparation date or whenever events or circumstances indicate that the carrying value of such interests may not be recoverable. Impairment charges are recognized in the determination of income. Prospecting and initial exploration costs are expensed as incurred.

Asset retirement obligations

The Company recognizes the fair value of an estimated liability for the future cost of restoring exploration and development sites with a corresponding increase to the carrying value of the related mineral property interest. The Company amortizes the amount added to mineral property interests using the amortization method established for the related asset. Changes in asset retirement obligations due to the passage of time are measured by an interest method of allocation whereby the change is recognized as an increase in the associated liability by an accretion expense in the statement of operations. Changes resulting from revisions to the timing or amount of the original estimate of undiscounted retirement obligation cash flows are recognized as an increase or decrease in the carrying amount of the asset retirement obligation with a corresponding increase or decrease in the carrying value of the related asset. The Company does not have any significant asset retirement obligations.

Impairment of long-lived asset

All long-lived assets are tested for recoverability whenever events or changes in circumstances indicate that their associated carrying amount may not be recoverable. An impairment loss is recognized when the carrying amount of a long-lived asset exceeds its fair value. For purposes of recognition and measurement of an impairment loss, a long-lived asset is grouped with other assets and liabilities to form an asset group at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. Estimates of future cash flows used to test recoverability of a long-lived asset include only the future cash flows that are directly associated with, and that are expected to arise as a direct result of, its use and eventual disposition.

Foreign currency translation

The Company’s subsidiaries are integrated foreign operations whose accounts are translated into Canadian dollars using the temporal method. Under this method foreign currency denominated monetary items are translated into Canadian dollars at the exchange rate in effect at the balance sheet date. Foreign currency denominated, non-monetary items are translated at historical exchange rates. Transactions denominated in foreign currencies are translated at the exchange rate prevailing on the respective transaction dates. Translation gains and losses are reflected in the determination of income for the period in which they arise.

Future income taxes

Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Future tax assets and liabilities are measured using enacted or substantially enacted tax rates expected to be applicable at the time those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in the determination of income in the period that enactment or substantive enactment of the tax rate change occurs. To the extent that the Company does not consider it to be more likely than not that a future income tax asset will be recovered, it provides a valuation allowance against such asset.

Stock-based compensation

The Company accounts for all stock-based payments using the fair value method as estimated by a Black-Scholes option pricing model. Stock-based compensation costs attributable to stock options are measured at fair value at the grant date and recognized in the determination of income over the vesting period of the underlying option.

Derivative instruments

The Company follows established accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. Those standards require that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. The Company does not use derivative instruments to hedge exposures to cash flow, market or foreign currency risks. For a derivative not designated as a hedging instrument, the gain or loss is recognized in the statement of operations in the period of change.

Financial Instruments – Recognition and Measurement

All financial instruments are classified into one of five categories; held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale assets and other financial liabilities. All financial instruments and derivatives are measured in the balance sheet at fair value, except for loans and receivables, held-to-maturity investments and other financial liabilities, which are measured at amortized cost. Subsequent measurement and changes in fair value will depend on their initial classification. Held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income. Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or impaired.

The Company has classified its financial instruments as follows:

  Cash is classified as held-for-trading.

  Receivables and promissory note are classified as loans and receivables.

  Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities.

  Gold sales agreement as a non-financial instrument with an embedde3d derivative classified as other liabilities.

Comprehensive income

Comprehensive income is the change inshareholders’ equity that results from transactions and other events arising from other than the Company’s shareholders and includes items that would not normally be included in net earnings, such as unrealized gains and losses on available-for-sale investments. Comprehensive income accounting recommendations require certain gains or losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until it is considered appropriate to recognize such gains or losses in net earnings.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

4.	SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accumulated other comprehensive income is presented as a separate component within shareholders’ equity. The presentation of accumulated other comprehensive income or loss in the shareholders’ equity section of the consolidated balance sheet is not required because there has been no separate comprehensive income or loss for the periods presented.

Changes in and future accounting policies

The Company is or will be subject to the following accounting pronouncements:

a)	Business combinations; Consolidated financial statements; and Non-controlling interests

The CICA issued three new accounting standards in January 2009: Section 1582 – Business combinations; Section 1601 – Consolidated financial statements; and Section 1602 – Non-controlling interests. These standards will be effective for fiscal years beginning after January 1, 2011 (the Company’s 2012 fiscal year). Early adoption of these standards is permitted. The Company is in the process of evaluating the potential effects of the requirements of these new standards. Section 1582 replaces Section 1581 and establishes standards for the accounting for a business combination and essentially provides the Canadian equivalent of International Financial Reporting Standards IFRS 3 – Business Combinations. Sections 1601 and 1602 together replace Section 1600 – Consolidated financial statements. Section 1601 establishes the standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary within consolidated financial statements subsequent to a business combination and is substantially equivalent to the corresponding provisions of International Financial Reporting Standard IAS 27 – Consolidated and separate financial statements.

b)	Future accounting pronouncements

Financial Instruments – Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855 – Financial Instruments – Recognition and Measurement (“Section 3855”) to clarify the application of the effective interest method after a debt instrument has been impaired and when an embedded prepayment option is separated from its host debt instrument at initial recognition for accounting purposes. The amendments are applicable for the Company’s financial statements for its fiscal year beginning June 1, 2011. Earlier adoption is permitted. At November 30, 2010, the Company had no debt instruments for which Section 3855 amendments would be applicable.

5.	ACQUISITION

Effective June 25, 2009, Mexican Silver Mines Ltd. (“MSM”) acquired the assets and liabilities of Rio Alto Mining Limited (“RAML”) (the “Transaction”). The Transaction was accounted for as an acquisition of the assets of RAML. The primary asset in RAML was the La Arena agreement as described in Note 8. The difference between the carrying amount and tax bases of the assets acquired resulted in a future income tax liability of $2,792,749 and is included as part of the cost of the asset acquisition. During the year ended May 31, 2009, MSM issued a $200,000, 8 per cent per annum convertible promissory note (the “Note”) in favour of RAML. Immediately prior to the Transaction, the Note was converted into 1,000,000 common shares of RAML. Also prior to completion of the Transaction on June 25, 2009, MSM subscribed for an additional 4,000,000 million common shares of RAML for consideration of $800,000. The Company incurred $396,902 of costs related to the Transaction.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

5.	ACQUISITION (cont’d…)

Before the Transaction RAML had 40,143,411 common shares issued and outstanding, of which 5,000,000 common shares were held by MSM and 4,329,000 warrants outstanding comprised of 1,500,000 warrants expiring on June 25, 2012 held by IAMGOLD Corporation (“IMG”) convertible into 1,500,000 common shares of RAML at $0.30 per common share, 2,500,000 warrants convertible into 2,500,000 common shares of RAML at $0.20 per common share that expire on June 25, 2012, and 329,000 Finders’ Warrants convertible into 329,000 common shares at $0.20 per common share that would expire on June 25, 2010.

On June 25, 2009, MSM issued 35,143,411 common shares with a value of $7,028,682 to RAML shareholders in order to acquire RAML at which time RAML became a wholly-owned subsidiary of MSM. Of the 35,143,411 common shares issued 8,537,990 common shares were placed in escrow as described in Note 12. Additionally, MSM issued 4,329,000 warrants with each warrant having the same terms and conditions as the pre-existing, outstanding RAML warrants. The value of the warrants, calculated using a Black-Scholes option pricing model, was $492,987. The assumptions used in the calculation were:

	Finders Warrants	IMG Warrants	Other Warrants	Total
Number of Warrants	329,000	1,500,000	2,500,000	4,329,000
Grant date	June 25, 2009	June 25, 2009	June 25, 2009
Exercise price	$0.20	$0.30	$0.20
Expected life	1 year	3 years	3 years
Volatility	100.00%	100.00%	100.00%
Risk-free rate	0.24%	0.24%	0.24%
Fair Value	$25,245	$160,286	$307,456	$492,987

The purchase price allocation is as follows:

Issuance of MSM shares	$7,028,682
Fair value of MSM warrants granted	492,987
Conversion of promissory note	200,000
Additional RAML shares subscribed by MSM	800,000
Transaction costs	396,902
$8,918,571

Purchase price allocation:
Cash	$2,322,963
Receivables	214,908
Prepaid expenses	36,094
Value added tax receivable	69,993
Equipment	18,997
Investment in La Arena	9,541,531
Accounts payable and accrued liabilities	(355,299)
Due to related parties	(137,867)
Future income tax liability	(2,792,749)
$8,918,571

On July 24, 2009 MSM and RAML completed a vertical amalgamation and changed the Company name from Mexican Silver Mines Ltd. to Rio Alto Mining Limited.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

6.	EQUIPMENT

Equipment consists of:

	November 30, 2010			May 31, 2010
		Accumulated	Carrying		Accumulated	Carrying
	Cost	Amortization	Value	Cost	Amortization	Value
Automobiles	$132,686	$21,941	$110,745	$104,252	$11,265	$92,987
Office equipment	130,170	19,739	110,431	135,341	11,137	124,204
Computer equipment	75,109	15,092	60,017	34,738	7,492	27,246
Equipment	39,001	3,298	35,703	28,951	2,086	26,865
	$376,966	$60,070	$316,896	$303,282	$31,980	$271,302

7.	MINERAL PROPERTIES AND EVALUATION COSTS

Mineral property expenditures are summarized as follows:

			Anillo de
	Providencia,	Ral,	Fuego,	Voladora,
	Mexico	Mexico	Mexico	Mexico	Total
Total mineral properties and deferred exploration costs
May 31, 2009 (restated – Note 2)	3,233,523	2,209,953	2,347,030	231,561	8,022,067
Acquisition during the year	-	-	-	-	-
Deferred exploration costs during the year:
Assays and laboratory tests	11,385	-	-	-	11,385
Office and camp costs	4,266	4,108	11,552	5,383	25,309
Drilling	94,753	-	56,864	-	151,617
Geological consulting	52,327	23,109	25,418	23,109	123,963
Consulting and labour	3,133	2,611	4,459	2,611	12,814
Materials and supplies	2,884	-	(11)	-	2,873
Meals, travel and accommodation	2,985	2,985	2,985	2,985	11,940
Staking, permits and licenses	146,262	11,105	46,845	9,345	213,557
Telephone and communication	3,184	3,184	3,184	3,363	12,915
	321,179	47,102	151,296	46,796	566,373
Sale of mineral property Interests	(3,554,702)	(2,257,055)	(2,498,326)	(278,357)	(8,588,440)
Total mineral properties and deferred exploration costs
May 31, 2010 (restated – Note 2)	-	-	-	-	-

Providencia, Ral, Anillo de Fuego and Voladora, Mexico

On May 31, 2010, the Company sold its former Mexican subsidiary which, at the time, was the holder of a 100% interest in the mineral interests of Providencia, Ral, Anillo de Fuego and Voladora. The purchaser, a former director of the Company, agreed to pay the Company US$115,371 for the Company’s issued and outstanding shares of the subsidiary and a 1 per cent net smelter return royalty up to a maximum of $1 million dollars. The purchaser issued a promissory note to the Company for the sale price of $121,603 (US$115,371) and the note would bear interest at 15% per annum on the principal sum still outstanding after the maturity date of May 31, 2011. The sale of the subsidiary is effectively a sale of mineral property interests and its related net assets and resulted in a loss on sale of $9,178,970. The net assets sold were:

Cash	$75,154
Value added tax receivable	506,875
Equipment	142,816
Mineral property interests	8,588,440
Accounts payable and accrued liabilities	(12,387)
Due to related parties	(325)
Net assets sold	$9,300,573

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

8.	INVESTMENT IN LA ARENA S.A.

As part of the acquisition of RAML (Note 5), 8,024,511 common shares with a value of $1,604,902 and 1,500,000 warrants with a value of $160,286 were issued to IMG as consideration for the La Arena agreement. The La Arena agreement provides that the Company may earn-in and purchase 100% of all of the issued and outstanding shares of La Arena S.A., a wholly-owned subsidiary of IMG. La Arena S.A. owns 100% of the La Arena mineral project (“La Arena”) in Peru. The exercise price of the option to acquire 100% of La Arena S.A. is US$47,550,000, subject to adjustments, (the “Exercise Price”) which is to be paid in cash by June 15, 2011.

If the Exercise Price is not paid by June 15, 2011 the Company may extend the option by two nine-month periods provided the Company has incurred expenditures of US$10,000,000 in respect of La Arena by June 15, 2011. The fee for the initial extension would be US$2,500,000 multiplied by the remaining unpaid balance of the Exercise Price divided by the Exercise Price. The fee for the second extension of nine months would be US$5,000,000 adjusted in the same manner as the fee for the first extension. In addition to the exercise price the Company has the right to convert up to US$30,000,000 of expenditures incurred on La Arena by June 15, 2011 to earn up to a 38.7% interest in La Arena S.A. (the “Earn-in Right”)

At November 30, 2010 the Company had earned the right to 36.7% (May 31, 2010: 14%) of the outstanding shares in La Arena S.A. The Company has provided $29,222,482 (May 31, 2010: $10,839,000) to La Arena S.A. toward the US$30 million required to earn a 38.7% interest in La Arena.

The investment in La Arena is comprised of:

	Period ended	Year ended
	November 30,	May 31,
	2010	2010
Investment beginning of period (restated – Note 2)	$20,795,584	$-
Acquisition of RAML by MSM	-	9,541,531
Funds invested:
Office and camp costs	213,195	636,236
Engineering and construction	1,113,706	3,955,765
Pre-construction	14,884,413	500,285
Payroll	1,692,728	311,389
Value added taxes	332,520	414,940
Concessions and property payments	1,619,952	1,078,610
Development advance(used)	(1,888,085)	4,356,828
Equity in loss	-	-
Translation adjustment	-	-

Investment, end of period (restated – Note 2)	$38,764,013	$20,795,584

9.	DEFERRED REVENUE AND DERIVATIVE LIABILITY

On October 15, 2010 the Company entered into a US$25 million Gold Prepayment Agreement (the “Agreement”) with Red Kite Explorer Trust (“RKE”) and had drawn down an initial tranche of US$5 million. Under the terms of the Agreement, if the Company takes the full $25 million under the agreement it will be required to deliver 36,800 ounces of gold as set out in the table below.. The obligation to deliver gold and the delivery schedule is proportional to the amount of the US$25 million that is drawn down.

The table summarizes the delivery requirements:

	Number of months	Ounces per month	Total Ounces
July 2011 to October 2012	16	575	9,200
November 2012 to October 2014	24	1,150	27,600
Total ounces to be delivered			36,800

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

9.	DEFERRED REVENUE AND DERIVATIVE LIABILITY (cont’d)

The actual monthly delivery of gold ounces will vary by 5% from the amounts stated above for every $100 dollar change in the gold price from a base price of $1,150, subject to limits at $1,450 or $950 per ounce. The Company may prepay gold ounces remaining to be delivered under the Agreement, in whole or in part, at any time without penalty in either ounces of gold or the equivalent in cash at the then prevailing gold price. In addition to the Agreement, RKE has granted the Company a one-time draw for US$3 million credit facility that may be utilized once all of the funds available under the Agreement have been utilized. The credit facility would bear interest at 3-month LIBOR plus 6 per cent compounded annually and would mature in October 2014. As security, the Company has granted RKE a charge over substantially all of the Company’s assets.

The Company also entered into a Gold Purchase Agreement with RKE whereby RKE agrees to buy up to 622,210 ounces of gold based on the lowest of prices as quoted on either the London Gold Market AM Fixing Price as published by the London Bullion market Association or the Comex (1st Position) Settlement Price over defined periods of time. The obligation to sell 622,210 ounces of gold is proportional to the amount of the US$25 facility drawn. The agreement is being accounted for as a written option as RKE has the right, but not the obligation to purchase the gold. An option pricing model that considers changes in the gold price was used to estimate the fair value of the financial derivative relating to the written option. Subsequent changes in this fair value will be reflected in operations.

Under the terms of the Gold Prepayment and Gold Purchase Agreements, each drawdown of the US$25 million facility is allocated between the derivative liability and deferred revenue as follows:

	Deferred Revenue	Derivative Liability	Total
Balance, beginning of the period	$-	$-	$-
Initial valuation of derivative liability	2,480,899	2,573,101	5,054,000
Deliveries to settle the derivative liability	-	-
Balance, end of period	$2,480,899	$2,573,101	$5,054,000

Any payment received in respect of the Gold Prepayment Agreement is recorded as deferred revenue, as the Company designated the agreement as an “own use” or “normal sales” contract.

The current portion of deferred revenue represents the revenue expected to be recognized for the 12 months ended November 30, 2011 in respect of gold to be delivered in the same period based on the amounts drawn pursuant to this agreement.

As of November 30, 2010, the Company incurred costs relating to the negotiation and documentation of the agreement with RKE of $1,015,517, including a cash arrangement fee of US$750,000. These costs have been charged to operations.

10.	RELATED PARTY TRANSACTIONS

During the six months ended November 30, 2010, the Company entered into the following transactions with related parties:

a)

Paid or accrued $130,000 (2009 - $121,000) in management fees, office rent and administrative services to a company controlled by a director of the Company. In addition the Company paid $105,000 in bonuses to the director.

b)	Paid or accrued $15,544 (2009 - $39,473) in directors’ and management fees to a director.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

10.	RELATED PARTY TRANSACTIONS (cont’d)

c)	Paid or accrued $98,564 (2009 - $103,200) in legal fees to a law firm in which the Company’s corporate secretary and director is a partner.

d)	Paid or accrued $65,288 (2009 - $26,953) in directors’ fees and travel allowances to directors of the Company.

e)

Charged rent of $15,296 (2009 - $10,680) to a public company and a private company with directors in common with the Company. The amounts receivable from these companies total $28,551 (2009 - $36,364) and are included in receivables.

f)

Due to related parties total $Nil (2009 - $71,952) owing to officers and directors (or to persons related to them or companies controlled by them) for services as noted above and for reimbursable expenses.

These transactions were conducted in the normal course of business and were measured at the exchange value which represented the amount of consideration established and agreed to by the parties.

11.	CAPITAL MANAGEMENT

The Company has no externally imposed capital requirements. The objectives of capital risk management are to safeguard the Company’s ability to continue as a going-concern, to provide adequate returns to shareholders and protect shareholder value, provide benefits for other stakeholders, and ensure the growth of the business. The Company considers the items in shareholders’ equity as capital and manages the capital structure by issuing treasury shares, engaging in commodity-backed transactions, the potential sale of assets, the incurrence of debt or the return of capital to shareholders in light of economic conditions and the characteristics of the Company’s assets.

The Company’s capital structure reflects the Company’s focus on growth in a capital intensive industry with lengthy development times as well as the risks associated with exploration and development activities due to factors that are beyond the Company’s control including, without limitation, the receipt of necessary permits, the availability of financial and human resources and the volatility of commodity prices. The adequacy of the Company’s capital structure is assessed on an ongoing basis and is adjusted as necessary and as financial markets permit in order to fund exploration and development programs. Exploration and development activities may be delayed or accelerated as circumstances or events change.

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS

During the six months ended November 30, 2010:

a)	The Company issued 17,826,575 shares for $20,564,646 in a private placement financing as described below;

b)	The Company issued 4,835,058 shares for $3,499,825 relating to the conversion of warrants.

c)	The Company issued 1,465,000 shares for $433,500 relating to the exercise of stock options.

Shares issued and outstanding at November 30, 2010 were 132,162,208.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

On June 2, 2010 the Company closed a private placement financing for gross proceeds of $7,752,000 by issuing 10,200,000 common shares at a price of $0.76 per share. The Company paid a cash finder’s fee of $542,641 for assistance in arranging the placement.

On November 30, 2010 the Company closed a private placement financing for gross proceeds of $12,812,646 by issuing 7,626,575 shares at a price of $1.68 per share and paid an agent’s fee of US$739,000 and a finder’s fee of $145,000 in connection with the placement.

Shares held in escrow

Certain former shareholders of RAML agreed, as a condition of the acquisition of RAML by MSM, to place 8,537,990 in escrow. At November 30, 2010, 2,134,497 have been released from escrow and 6,403,493 remain in escrow. These shares will be released from escrow as follows, except the shareholders have not requested that the release scheduled for October 25, 2010 be made:

October 25, 2010	2,134,497
February 25, 2011	2,134,497
June 25, 2011	2,134,499
6,403,493

Stock options

The Company has a shareholder approved stock option plan under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company.

Under the plan, the exercise price of each option is determined by the directors, subject to regulatory approval, if required, and generally equals or exceeds the market price of the Company's stock on the date of grant. The options can be granted for a maximum term of 10 years and vest as determined by the board of directors. The fair values for all options granted are estimated by a Black-Scholes option pricing model.

On June 30, 2010 the Company granted 150,000 options to a company to provide financial advisory services. These options have an exercise price of $0.75, will expire on June 30, 2011 and vest as to 25% in three months, 25% in six months, 25% in nine months and 25% in twelve months.

The fair values of the options were determined by using the following assumptions:

Number of options	150,000
Exercise price	$0.75
Expected life	1 year
Volatility	93.04%
Risk-free rate	1.82%
Fair Value	$33,947

On August 1, 2010 the Company entered into an agreement with an investor relations consultant for a one-year period with a 30-day termination clause after the initial 6 months. Compensation for these services includes a fee of US$4,000 per month, reimbursement for related expenses and an aggregate of 100,000 stock options with an exercise price of $0.82. The fair values of the options were determined by using the following assumptions:

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Number of options	100,000
Exercise price	$0.82
Expected life	1 year
Volatility	91.39%
Risk-free rate	1.48%
Fair Value	$29,280

On September 21, 2010 the Company granted 2,100,000 options to employees, a consultant, officers and directors. 1,050,000 options have an exercise price of $1.50 and 1,050,000 have an exercise price of $1.80. All the options have a life of 5 years and vest at a rate of 25% every three months starting from the grant date over 12 months.

The fair values of the options were determined by using the following assumptions:

Number of options	1,050,000
Exercise price	$1.50
Expected life	5 years
Volatility	125.02%
Risk-free rate	2.00%
Fair Value	$1,186,946

Number of options	1,050,000
Exercise price	$1.80
Expected life	5 years
Volatility	125.02%
Risk-free rate	2.00%
Fair Value	$1,165,303

On November 5, 2010 the Company granted 500,000 options to new members of senior management. These options have an exercise price of $1.90, will expire on November 5, 2015 and vest at a rate of 25% every three months starting from the grant date over 12 months.

The fair values of the options were determined by using the following assumptions:

Number of options	500,000
Exercise price	$1.90
Expected life	5 years
Volatility	123.04%
Risk-free rate	1.84%
Fair Value	$759,982

Stock option transactions are summarized as follows:

	Number of	Weighted Average
	Options	Exercise Price

Outstanding, May 31, 2009	2,968,000	$0.32

Granted	3,080,000	0.33
Exercised	(503,000)	0.25
Cancelled	(400,000)	0.45
Repriced	400,000	0.30
Outstanding, May 31, 2010	5,545,000	0.32
Granted	2,850,000	1.62
Exercised	(1,465,000)	0.30
Cancelled	(100,000)	0.30
Outstanding, November 30, 2010	6,830,000	$0.75
Options exercisable – November 30, 2010	4,730,000	$0.53

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

12.	CAPITAL STOCK AND CONTRIBUTED SURPLUS (cont’d…)

Stock options outstanding at November 30, 2010 are as follows:

Number of	Number of	Number of	Weighted		Remaining
Options	Underlying	Options	Average	Date of Expiry	Contractual
	Shares	Exercisable	Exercise Price		Life (months)
300,000	300,000	300,000	$0.30	May 7, 2012	16
795,000	795,000	795,000	$0.25	May 7, 2012	16
100,000	100,000	100,000	$0.25	May 11, 2012	17
50,000	50,000	50,000	$1.25	July 4, 2012	18
200,000	200,000	200,000	$0.45	August 2, 2012	19
2,255,000	2,255,000	2,255,000	$0.30	July 16, 2014	43
100,000	100,000	100,000	$0.35	September 18, 2014	45
180,000	180,000	180,000	$0.70	March 15, 2015	51
150,000	150,000	75,000	$0.75	June 30, 2011	6
100,000	100,000	25,000	$0.82	August 1, 2011	7
1,050,000	1,050,000	262,500	$1.50	September 21, 2015	58
1,050,000	1,050,000	262,500	$1.80	September 21, 2015	58
500,000	500,000	125,000	$1.90	November 5, 2015	59
6,830,000	6,830,000	4,730,000	$0.87		43

Warrants

During the six months ended November 30, 2010, the Company issued:

a)	4,835,058 common shares on the conversion of 2,532,500 warrants at $0.20 for proceeds of $506,500 and conversion of 2,302,558 warrants at $1.30 for proceeds of $2,993,325.

Warrant transactions are summarized as follows:

		Weighted Average
	Number of	Conversion Price
	Warrants	per Warrant

Outstanding, May 31, 2009	11,145,750	$0.96
Granted	4,329,000	0.23
Converted	(3,582,585)	0.49
Expired	(1,288,400)	0.50
Outstanding, May 31, 2010	10,603,765	0.88
Converted	(4,835,058)	0.72
Expired	(25,515)	0.20
Outstanding, November 30, 2010	5,743,192	$0.97

Warrants outstanding at November 30, 2010 were as follows:

Number	Conversion
of Warrants	Price	Expiry Date
4,118,192	$1.30	December 31, 2010
1,500,000	$0.30	June 25, 2012
125,000	$0.20	June 25, 2012

5,743,192	$1.01

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

13.	FINANCIAL INSTRUMENTS

Fair values

As at November 30, 2010, the carrying values of receivables, promissory note, accounts payable and accrued liabilities and due to related parties approximate their fair values due to their short term to maturity.

As at November 30, 2010, the Company’s financial instruments, except for the derivative liability of $2,647,331, are all classified as Level 1 and measured at fair value:

Level 1
Assets
Cash and cash equivalents	$15,620,634
Receivables	$125,385
Liabilities
Accounts payable and accrued liabilities	$770,284

The derivative liability is measured at fair value and is classified as Level 3. Classification levels are:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 – Prices or valuations techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

Liquidity risk

Liquidity risk is managed by the Company by maintaining sufficient cash balances to meet current working capital requirements. The Company is considered to be in the development stage and is dependent on obtaining regular funding in order to continue its development programs. Despite previous success in acquiring such funding, there is no guarantee that additional funding will be obtained.

Credit risk

The Company’s credit risk is primarily attributable to its liquid financial assets and would arise from the non-performance by counterparties of contractual financial obligations. The Company limits its exposure to credit risk on liquid assets by maintaining its cash with high-credit quality financial institutions, for which management believes the risk of loss to be minimal. Management believes that the credit risk concentration with respect to receivables is minimal.

Currency risk

The Company operates in Canada, Guernsey and Peru and is therefore exposed to foreign exchange risk arising from transactions denominated in foreign currencies.

The operating results and the financial position of the Company are reported in Canadian dollars. The fluctuations of the operating currencies in relation to the Canadian dollar will, consequently, have an impact upon the reported results of the Company and may also affect the value of the Company’s assets and liabilities.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

13.	FINANCIAL INSTRUMENTS (cont’d…)

The Company’s financial assets and liabilities are denominated in Canadian and United States dollars as set out in the following table: below:

	Canadian Dollar	United States Dollar
Financial assets
Cash and cash equivalents	$4,380,806	$10,911,739
Receivables	96,484	28,156
	$4,477,290	$10,939,895
Financial liabilities
Accounts payable and accrued liabilities	$472,733	$289,895
Net financial assets (liabilities)	$4,004,557	$10,650,000

The Company’s reported results will be affected by changes in the Canadian to United States exchange rate. A 10 per cent appreciation of the US dollar relative to the Canadian dollar would have increased net financial assets by approximately $1,065,000 and would have decreased loss by an equal amount. A 10 per cent depreciation of the US Dollar against the Canadian dollar would have had the equal but opposite effect.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risk.

Interest risk

The Company invests its cash in instruments that are redeemable at any time without penalty, thereby reducing its exposure to interest rate fluctuations. Other interest rate risks arising from the Company’s operations are not considered material.

Price risk

The Company is exposed to price risk with respect to commodity and equity prices. The ability of the Company to develop its mineral properties and future profitability of the Company are directly related to the market price of gold and copper. The Company monitors commodity prices to determine appropriate actions to be undertaken.

14.	SEGMENTED INFORMATION

The Company operates in one business segment, being the acquisition and development of mineral properties, in Peru.

Segmented disclosure and company-wide information is as follows:

	As at and for the three months ended November 30, 2010
	Canada	Peru	Total
Operating expenses	$(1,716,722)	$(286,602)	$(2,003,324)
Other income (loss)	(1,010,098)	-	(1,010,098)
Loss	$(2,726,820	$(286,602)	$(3,013,422)

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

14.	SEGMENTED INFORMATION (cont’d…)

		As at and for the three months ended November 30, 2010
Investment in La Arena (restated – Note 2)		$-	$38,764,013	$38,764,013
Mineral properties (restated – Note 2)		-	-	-
Equipment, net		4,813	312,083	316,896
Other assets		15,821,899	387,823	16,209,722
		$15,826,712	$39,463,919	$55,290,631

		As at and for the three months ended November 30, 2009

	Canada	Mexico	Peru	Total
Operating expenses	$(653,499)	$(69,503)	$(97,265)	$(820,267)
Other income (loss)	(29,877)	(4,032)	(30,541)	(64,450)

Loss	$(683,376)	$(73,535)	$(127,806)	$(884,717)

Investment in La Arena (restated – Note 2)	$-	$-	$11,375,948	$11,375,948
Mineral properties (restated – Note 2)	-	8,361,079	-	8,361,079
Equipment, net	264,135	37,976	284,303	586,414
Other assets	6,818,256	623,187	613,999	8,055,442

	$7,082,391	$9,022,242	$12,274,250	$28,378,883

		For the six months ended November 30, 2010

		Canada	Peru	Total
Operating expenses		$(2,528,675)	$(415,987)	$(2,944,662)
Other income (loss)		(1,009,661)	-	(1,009,661)

Loss		$(3,538,336)	$(415,987)	$(3,954,323)

		For the six months ended November 30, 2009

	Canada	Mexico	Peru	Total
Operating expenses	$(1,302,602)	$(101,133)	$(98,474)	$(1,502,209)
Other income (loss)	(41,359)	(10,457)	(71,209)	(123,025)
Loss	$(1,343,961)	$(111,590)	$(169,683)	$(1,625,234)

15.	COMMITMENTS

The Company entered into operating lease agreements for its corporate and Lima office premises. The annual lease commitments under the leases are as follows:

	Corporate	Lima	Total
2011	$45,779	$72,314	$118,093
2012	7,630	72,314	79,944
	$53,409	$144,628	$198,037

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

There were no significant non-cash transactions for the six months ended November 30, 2010.

Significant non-cash transactions for the period ended November 30, 2009 were:

a)

Mineral property and deferred exploration costs include amounts of $104,451 in accounts payable and accrued liabilities, $19,628 of equipment amortization and $248,978 resulting from the conversion of a $200,000 promissory note and related deferred costs.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

16.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS (cont’d …)

b)	Included in the mineral property acquisition are the net assets acquired from RAML as outlined in Note 5.

17.	SUBSEQUENT EVENTS

a)	Subsequent to November 30, 2010 the Company issued 3,533,192 common shares on the conversion of 3,533,192 warrants for gross proceeds of $4,565,650.

b)

On December 1, 2010 the Company completed the second tranche of a private placement financing subsequent to the November 30, 2010 private placement as discussed in Note 12. The Company issued 3,906,382 common shares at the issue price of $1.68 for gross proceeds of $6,562,722.

c)	On December 2, 2010 the Company completed the final tranche of a private placement financing by issuing 533,300 common shares at the issue price of $1.68 for gross proceeds of $895,944.

d)

On December 7, 2010 the Company granted 250,000 options to new member of senior management. These options have an exercise price of $2.00, will expire on December 7, 2015 and vest as to 25% in the three months, 25% in six months, 25% in nine months and 25% in twelve months.

The fair values of the options were determined by using the following assumptions:

Number of Options	250,000
Exercise Price	$2.00
Expected Life	5 years
Volatility	212.17%
Risk-free rate	2.20%
Fair Value	$469,318

e)

On December 23, 2010, the Company entered into a private placement agreement with a syndicate of underwriters under which the underwriters agreed to purchase, subject to the right to arrange for substituted purchasers, up to 24,400,000 Common Shares at a price of $2.05 per Common Share for gross proceeds of $50,020,000. The Company also granted the underwriters the option to purchase up to an additional 3,660,000 Common Shares at $2.05 per Common Share at any time up to 48 hours prior to the closing date. The closing date is expected to be on or about January 20, 2011. If the underwriters’ option is exercised in full, the total number of Common Shares issued will be 28,060,000 and the total gross proceeds will amount to $57,523,000. Expenses relating to the offering, which will include legal and regulatory fees, are estimated to be $200,000.

The Company agreed to pay the underwriters a fee in connection with the private placement consisting of a cash fee equal to 6% of the gross proceeds of the offering and granted compensation options entitling the underwriters to subscribe for a number of Common Shares that is equal to 6% of the number of Common Shares issued under the private placement.

The compensation options will expire two years following the closing date of the private placement. Rio Alto intends to use the net proceeds to advance the La Arena property and for general corporate purposes.

The following tables set out the number of Common Shares expected to be issued, the expected gross and net proceeds and the number of underwriters' compensation options that would be granted in the event the underwriters’ option is not exercised or in the event that it is fully exercised.

RIO ALTO MINING LIMITED
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
For the three and six months ended November 30, 2010 and 2009
(unaudited)

17.	SUBSEQUENT EVENTS (cont’d…)

Underwriters’ Option – Not Exercised
Number of Common Shares	Price per Common Share	Gross Proceeds	Underwriters’ Fee per Common Share	Net Proceeds to the Company	Number of
					Compensation Options
					Granted
24,400,000	$2.05	$50,020,000	$0.123	$47,018,000	1,464,000

Underwriters’ Option – Fully Exercised
Number of Common Shares	Price per Common Share	Gross Proceeds	Underwriters’ Fee per Common Share	Net Proceeds to the Company	Number of
					Compensation Options
					Granted
28,060,000	$2.05	$57,523,000	$0.123	$54,071,620	1,683,600